Exhibit 4.2

Description of Registrant’s Securities

Registered Pursuant to Section 12 of the

Securities Exchange Act of 1934

As of December 31, 2019, Coastal Financial Corporation (the “Company,” “we,” “our” and “us”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, no par value per share (“Common Stock”).

The following is a general summary of the terms of our Common Stock and does not purport to be complete. The description of our Common Stock should be read together with our second amended and restated articles of incorporation, as amended (“articles of incorporation”) and amended and restated bylaws (“bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to carefully read our articles of incorporation and bylaws and the applicable provisions of Washington and federal law and regulations for additional information.

Description of Common Stock

Our Common Stock

General.  Our authorized capital stock consists of 300,000,000 shares of Common Stock and 25,000,000 shares of preferred stock, no par value per share (“Preferred Stock”). Of the 300,000,000 shares of Common Stock, 1,000,000 shares are designated as Class B nonvoting Common Stock and up to 100,000,000 shares may be designated as Class C nonvoting Common Stock. As of December 31, 2019, 11,913,885 shares of Common Stock were outstanding, held by approximately 378 shareholders of record. The outstanding shares of our Common Stock are fully paid and non-assessable. As of December 31, 2019, zero shares of Class B nonvoting Common Stock and zero shares of Class C nonvoting Common Stock were outstanding.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “CCB.”

Dividend Rights.  Holders of our Common Stock are equally entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of legally available funds. The ability of our board of directors to declare and pay dividends on our Common Stock is subject to the laws of the state of Washington, applicable federal and state banking laws and regulations, and the terms of any senior securities (including preferred stock) that we may then have outstanding. Our principal source of cash flow is dividends that are declared and paid by Coastal Community Bank (the “Bank”) on its capital stock. Therefore, our ability to pay dividends is dependent upon our receipt of dividends from the Bank.

Preemptive or Conversion Rights.  Holders of shares of our Common Stock do not have preemptive rights to purchase additional shares of our Common Stock and have no conversion or redemption rights.

Redemption and Sinking Fund Rights.  Our Common Stock is not subject to redemption and does not have any sinking fund provisions.

Voting Rights.  Each holder of our Common Stock is entitled to one vote for each share. The holders of our Common Stock are entitled to vote on all matters submitted to a vote of shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our Preferred Stock. Holders of our Common Stock are not entitled to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast.

Liquidation Rights.  In the event of our liquidation, dissolution, or winding up, the holders of shares of our Common Stock shall be entitled to receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities and distributions or provision for distributions to holders of any preferred stock that may be issued and outstanding having preference over our Common Stock. Because we are a bank holding company, our rights and the rights of our creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of our subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against our subsidiary.

Class B Nonvoting Common Stock

Except with respect to voting rights, our Class B nonvoting Common Stock is identical to and has the same rights as our Common Stock.

Voting Rights. Class B nonvoting Common Stock does not have the right to vote on any matter requiring the approval of shareholders unless specifically required by applicable law.

Class C Nonvoting Common Stock

Except with respect to voting rights, restriction on transfer and conversion rights, our Class C nonvoting Common Stock is identical to and has the same rights as our Common Stock.

Voting Rights.  Class C nonvoting Common Stock has no voting rights, except as may be required by law.

Restrictions on Transfer.  The shares of Class C nonvoting Common Stock may not be transferred or disposed of by the original purchaser of the shares except: (1) to the Company; (2) in a widely distributed public offering that is registered under the Securities Act of 1933, as amended; (3) to a person that is acquiring a majority of the Company’s voting securities (not including voting securities such person is acquiring from the transferor); or (4) in transfers in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company (including pursuant to a related series of transactions), provided that the transferee or transferees are not affiliated with the original purchaser of the Class C nonvoting Common Stock.

Conversion Rights.  Class C nonvoting Common Stock is not convertible into Common Stock or any other class or series of the Company’s equity by the original purchaser of the shares. Following a permissible transfer of the Class C nonvoting Common Stock, as described above, with the approval of our board of directors, the Class C nonvoting Common Stock may be converted into Common Stock by the transferee or transferees on terms and conditions approved by our board of directors.

Anti-Takeover Effects of Applicable Law and Provisions of our Articles of Incorporation and Bylaws

Certain provisions of the Washington Business Corporation Act (the “WBCA”), federal banking laws and regulations, our articles of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors and are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. The description of these provisions is necessarily general and reference should be made to the actual law and regulations and to our articles of incorporation and bylaws.

Federal Banking Law. Federal law prohibits a person or group of persons “acting in concert” from acquiring “control” of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days or more the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank or bank holding company with a class of securities registered under Section 12 of the Exchange Act, would, under the circumstances set forth in the presumption, constitute the acquisition of control. In addition, any “company” would be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, before acquiring 25% (5% in the case of an acquiror that is, or is deemed to be, a bank holding company) or more of any class of voting stock, or such lesser number of shares as may constitute control.

Business Combinations under Washington Law. Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the WBCA prohibits, with certain exceptions, a “target corporation” from engaging in certain “significant business transactions” with an “acquiring person” who acquires 10% or more of the voting securities of the target corporation for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date of the acquisition or, at or subsequent to the date of the acquisition, the transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at a shareholders’ meeting by the vote of at least two-thirds of the outstanding voting shares of the target corporation, excluding shares owned or controlled by the acquiring person. The prohibited transactions include, among others:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;
•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or
•	allowing the acquiring person to receive any disproportionate benefit as a shareholder.

After the five-year period during which significant business transactions are prohibited, certain significant business transactions may occur if certain “fair price” criteria or shareholder approval requirements are met. Target corporations include all publicly-traded corporations incorporated under Washington law, as well as publicly traded foreign corporations that meet certain requirements.

Consideration of Non-Monetary Factors. Our articles of incorporation provides that when evaluating any offer to purchase or otherwise acquire all or a substantial part of the Company, our board of directors may consider all relevant factors, including the social and economic effects of the acceptance of such offer on the Company’s present and future employees, customers, suppliers and other constituents and those of its subsidiaries.

Transactions with Interested Shareholders. Under our articles of incorporation, an “interested shareholder transaction” must be approved by the affirmative vote of the holders of two-thirds of the shares held or controlled by persons other than the “interested shareholder.” For purposes of this provision, an “interested shareholder transaction” is defined as any merger, share exchange, sale of assets, dissolution or similar transaction between us or any of our subsidiaries and an interested shareholder or an affiliated person of that shareholder. An “interested shareholder” is any person or group of affiliated persons who beneficially owns 20% or more of our voting shares. The special shareholder approval requirement for an interested shareholder transaction will not apply to a transaction that (1) is approved by a majority vote of our board of directors, excluding votes cast by directors who are directors or officers of, or have a material financial interest in, the interested shareholder or who were nominated for election as a director pursuant to an arrangement with the interested shareholder and first elected as a director within 24 months of the proposed transaction or (2) a majority of the directors whose votes are entitled to be counted, as described above, determines that the fair market value of the consideration to be received by the noninterested holders of shares of the same class owned by the interested shareholder is not less than the highest fair market value of the consideration paid by the interested shareholder in acquiring shares of the same class within 24 months of the proposed transaction.

Authorized but Unissued Shares. Our authorized but unissued shares of Common Stock and Preferred Stock are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of us. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board of directors has the power to the extent consistent with its fiduciary duties to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us.

Classified Board of Directors. Our board of directors is divided into three classes, each of which contains approximately one-third of the members of the board of directors. The members of each class are elected for terms of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year. The classification of directors have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Number of Directors; Removal of Directors. Our articles of incorporation provide that the number of directors is fixed from time-to-time exclusively by the board of directors. Our articles of incorporation provide that no director may be removed from office by the shareholders without cause except by a vote of 80% of the outstanding shares then entitled to vote.

Exclusive Forum

Our bylaws provide that a state court located within the state of Washington (or, if no state court located within the state of Washington has jurisdiction, the United States District Court for the Western District of Washington) will be the exclusive forum for: (a) any actual or purported derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of fiduciary duty by any of our directors or officers; (c) any action asserting a claim against us or our directors or officers arising pursuant to the WBCA, our articles of incorporation, or our bylaws; or (d) any action asserting a claim against us or our officers or directors that is governed by the internal affairs doctrine. The choice of forum provision in our bylaws may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Transfer Online, Inc.